Troutman Pepper Hamilton Sanders LLP
3000 Two Logan Square, Eighteenth and Arch Streets
Philadelphia, PA 19103-2799

troutman.com
Christopher M. Trueax
christopher.trueax@troutman.com

April 9, 2021

Via EDGAR Filing Desk U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	StoneCastle Financial Corp. Investment Company Act File No. 811-22853 Preliminary Proxy Materials

Ladies and Gentlemen:

Pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, submitted electronically via EDGAR is a preliminary copy of the proxy statement, proxy card and notice of meeting (“2021 Preliminary Proxy Materials”) to be furnished to shareholders of StoneCastle Financial Corp. (the “Company”), in connection with the Annual Meeting of Shareholders of the Company to be held on or about June 18, 2021 (the “2021 Annual Meeting”). At the 2021 Annual Meeting, shareholders of the Company will be asked (i) to elect two Class II Directors of the Company, and (ii) to approve an Agreement and Plan of Reorganization, pursuant to which the Company would be reorganized into a newly formed Delaware statutory trust. The Company anticipates that the definitive proxy materials will be sent as soon as practicable in May 2021, to shareholders of record on April 23, 2021.

For the Staff’s reference, please note that the proposal to approve an Agreement and Plan of Reorganization was included in the definitive proxy materials for the 2017 Annual Meeting of Shareholders filed with the Commission on May 24, 2017 (SEC Accession No. 0001174947-17-000916), in the definitive proxy materials for the 2018 Annual Meeting of Shareholders filed with the Commission on April 30, 2018 (SEC Accession No. 0001174947-18-000694), in the definitive proxy materials for the 2019 Annual Meeting of Shareholders filed with the Commission on April 23, 2019 (SEC Accession No. 0001174947-19-000583), and in the definitive proxy materials for the 2020 Annual Meeting of Shareholders filed with the Commission on April 9, 2020 (SEC Accession No. 0001174947-20-000550) (the “2017, 2018, 2019 and 2020 Proxy Materials”). The proposal and the form of Agreement and Plan of Reorganization included in the 2021 Preliminary Proxy Materials are substantially the same as the proposal and form of Agreement and Plan of Reorganization included in the 2017, 2018, 2019 and 2020 Proxy Materials previously reviewed and commented on by the Staff. In addition, although the 2021 Preliminary Proxy Materials

U.S. Securities and Exchange Commission
April 9, 2021

involve the election of different directors than in prior years, the proposal to elect Class II directors is otherwise substantially similar to the proposals to elect directors in the 2017, 2018, 2019 and 2020 Proxy Materials.

Because the proposals and materials in the 2021 Preliminary Proxy Materials are substantively similar to the proposals contained in the 2017, 2018, 2019 and 2020 Proxy Materials, as counsel to the Company, we hereby respectfully request that the 2021 Preliminary Proxy Materials receive selective review by the Staff in accordance with Securities Act Release No. 6510 (February 15, 1984).

Please direct any questions concerning this letter to the undersigned at 215.981.4723 or to John P. Falco, Esq. at 215.981.4659.

Respectfully,
/s/ Christopher M. Trueax, Esq.
Christopher M. Trueax, Esq.

cc:	John P. Falco, Esq. Patrick J. Farrell